1 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS

		Three months ended June 30		Six months ended June 30
(Unaudited - in millions of U.S. dollars, except per share amounts)	Note	2024	2023	2024	2023
Revenues		218.2	184.4	410.3	386.0
Operating expenses	3	109.5	104.9	216.3	222.1
Depreciation and depletion		69.8	54.3	132.5	109.4
Revenue less cost of goods sold		38.9	25.2	61.5	54.5
Corporate administration		5.4	6.5	11.2	12.1
Share-based payment expenses	14	3.5	1.5	4.3	1.9
Exploration and business development		6.0	3.2	6.9	5.5
Income from operations		24.0	14.0	39.1	35.0
Finance income	3	1.8	1.9	3.9	3.7
Finance costs	3	(2.3)	(3.4)	(4.9)	(7.7)
Other losses	3	(0.5)	(14.3)	(55.6)	(64.3)
Income (loss) before taxes		23.0	(1.8)	(17.5)	(33.3)
Income tax recovery (expense)	15	30.1	(0.8)	27.1	(1.1)
Net income (loss)		53.1	(2.6)	9.6	(34.4)
Net income (loss) per share
Basic	14	0.07	(0.00)	0.01	(0.05)
Diluted	14	0.07	(0.00)	0.01	(0.05)
Weighted average number of shares outstanding (in millions)
Basic	14	738.6	683.2	714.2	682.7
Diluted	14	744.9	683.2	720.4	682.7
See accompanying notes to the condensed interim consolidated financial statements.

2 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended June 30		Six months ended June 30
(Unaudited - in millions of U.S. dollars)	Note	2024	2023	2024	2023
Net income (loss)		53.1	(2.6)	9.6	(34.4)
Other comprehensive income (loss)
(Loss) income on revaluation of non-current derivative financial liabilities	10	(2.0)	10.3	(15.5)	(40.1)
Total comprehensive income (loss)		51.1	7.7	(5.9)	(74.5)
See accompanying notes to the condensed interim consolidated financial statements.
3 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at June 30	As at December 31
(Unaudited - in millions of U.S. dollars)	Note	2024	2023
ASSETS
Current assets
Cash and cash equivalents		184.4	185.5
Trade and other receivables	4	16.6	16.3
Inventories	7	113.3	126.7
Current income tax receivable		0.7	0.5
Investments	5	8.0	7.1
Prepaid expenses and other		8.1	15.7
Total current assets		331.1	351.8
Non-current inventories	7	16.6	—
Mining interests	8	1,654.9	1,927.2
Other assets		1.7	2.1
Deferred tax assets		4.7	4.9
Total assets		2,009.0	2,286.0
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	6	221.3	229.0
Total current liabilities		221.3	229.0
Reclamation and closure cost obligations	13	117.5	123.4
Non-current derivative financial liabilities	10	168.6	667.6
Long-term debt	9	496.5	396.0
Deferred tax liabilities		46.4	74.8
Lease obligations	11	2.1	2.6
Other liabilities		3.8	3.4
Total liabilities		1,056.2	1,496.8
Equity
Common shares	14	3,333.5	3,163.5
Contributed surplus		106.4	106.9
Other reserves		(36.9)	(135.9)
Deficit		(2,450.2)	(2,345.3)
Total equity		952.8	789.2
Total liabilities and equity		2,009.0	2,286.0
See accompanying notes to the condensed interim consolidated financial statements.

4 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six months ended June 30
(Unaudited - in millions of U.S. dollars)	Note	2024	2023
COMMON SHARES
Balance, beginning of period		3,163.5	3,157.1
Common share issuance		164.6	—
Issuance of common shares under First Nations agreements		3.9	—
Exercise of options and vested performance share units		1.5	2.7
Balance, end of period		3,333.5	3,159.8
CONTRIBUTED SURPLUS
Balance, beginning of period		106.9	107.8
Exercise of options and vested performance share units	14	(1.5)	(2.7)
Equity settled share-based payments		1.0	2.2
Balance, end of period		106.4	107.3
OTHER RESERVES
Balance, beginning of period		(135.9)	(24.6)
Transfer of Accumulated Other Comprehensive income on New Afton free cash flow obligation extinguishment		114.5	—
Loss on revaluation of non-current derivative financial liabilities	10	(15.5)	(40.1)
Balance, end of period		(36.9)	(64.7)
DEFICIT
Balance, beginning of period		(2,345.3)	(2,280.8)
Transfer of Accumulated Other Comprehensive income on New Afton free cash flow obligation extinguishment		(114.5)	—
Net income (loss)		9.6	(34.4)
Balance, end of period		(2,450.2)	(2,315.2)
Total equity		952.8	887.2
See accompanying notes to the condensed interim consolidated financial statements.
5 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

		Three months ended June 30		Six months ended June 30
(Unaudited - in millions of U.S. dollars)	Note	2024	2023	2024	2023
OPERATING ACTIVITIES
Net income (loss)		53.1	(2.6)	9.6	(34.4)
Adjustments for:
Foreign exchange (gain) loss		(0.6)	3.0	(4.6)	3.1
Depreciation and depletion		70.0	54.0	132.8	109.2
Other non-cash adjustments	16	(2.1)	11.3	53.0	61.3
Income tax (recovery) expense	15	(30.1)	0.8	(27.1)	1.1
Finance income	3	(1.8)	(2.0)	(3.9)	(3.8)
Finance costs	3	2.3	3.5	4.9	7.8
Reclamation and closure costs paid	13	—	(0.7)	(0.2)	(1.3)
		90.8	67.3	164.5	143.0
Change in non-cash operating working capital	16	10.0	(8.8)	(7.8)	(23.9)
Income taxes paid		(0.4)	(2.1)	(1.5)	(2.1)
Cash generated from operations		100.4	56.4	155.2	117.0
INVESTING ACTIVITIES
Mining interests		(72.2)	(71.6)	(133.3)	(134.7)
Proceeds from sale of equity investments		—	1.1	—	24.5
Proceeds from sale of other assets		0.2	—	0.2	—
Interest received	3	1.8	1.9	3.9	3.7
Cash used by investing activities		(70.2)	(68.6)	(129.2)	(106.5)
FINANCING ACTIVITIES
Proceeds received from exercise of options		0.2	1.5	0.3	1.5
Proceeds received from issuance of common shares (net of transaction costs)	10	164.6	—	164.6	—
Lease payments		(0.5)	(3.9)	(1.8)	(6.3)
Cash settlement of non-current derivative financial liabilities	10	(7.5)	(7.0)	(14.7)	(14.7)
Cash settlement of New Afton free cash flow interest obligation	10	(257.5)	—	(257.5)	—
Interest paid		(1.6)	(1.5)	(17.4)	(17.3)
Credit facility drawdown		100.0	—	100.0	—
Cash used by financing activities		(2.3)	(10.9)	(26.5)	(36.8)
Effect of exchange rate changes on cash and cash equivalents		(0.2)	0.3	(0.6)	—
Change in cash and cash equivalents		27.7	(22.9)	(1.1)	(26.4)
Cash and cash equivalents, beginning of period		156.7	197.3	185.5	200.8
Cash and cash equivalents, end of period		184.4	174.4	184.4	174.4
Cash and cash equivalents are comprised of:
Cash		164.5	129.7	164.5	129.7
Short-term money market instruments		19.9	44.7	19.9	44.7
		184.4	174.4	184.4	174.4
See accompanying notes to the condensed interim consolidated financial statements.
6 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2024
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)
1. Description of business and nature of operations
New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Ontario, Canada (“Rainy River”), and the New Afton Mine in British Columbia, Canada (“New Afton”).
The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD. The Company’s registered office is located at 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2, Canada. The Company's head office is located at 181 Bay Street, Suite 3320, Toronto, Ontario M5J 2T3.
2. Basis of preparation and material accounting policy information
(a) Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023 which includes information necessary or useful to understanding the Company's business and financial statement presentation.
In particular, the Company's accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2023 and have been consistently applied in the preparation of these unaudited condensed interim consolidated financial statements except as set out below.
These unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on July 30, 2024.
IAS 1 - Presentation of financial statements - classification of liabilities as current or non-current
Amendments to IAS 1 - Presentation of financial statements - classification of liabilities as current or non-current affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expense, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of 'settlement' to make clear that settlement refers to the
7 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied for annual periods beginning on or after January 1, 2024, which the Company has adopted. There was no material impact resulting from the adoption of these amendments.
IAS 1 - Presentation of financial statements non-current liabilities with covenants
Amendments to IAS 1 - Presentation of financial statements non-current liabilities with covenants specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity's right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g., a covenant based on the entity's financial position at the reporting date that is assessed for compliance only after the reporting date). The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity's right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants. The amendments are applied for annual reporting periods beginning on or after January 1, 2024, which the Company has adopted. There was no material impact resulting from the adoption of these amendments.

Critical Judgement in the application of Accounting Policies - New Afton free cash flow interest
In 2020, New Gold entered into a strategic partnership with Ontario Teachers’ Pension Plan. At contract inception, management assessed the nature of the agreement and determined the arrangement was a financial liability under the scope of IFRS 9. As the obligation contained an embedded derivative that would otherwise need to be accounted for separately at fair value through profit and loss ("FVTPL"), the Company elected this arrangement to be a financial liability at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9. As part of the contractual modification of this arrangement, see Note 10, judgement was applied to determine whether: the modification constituted a substantial modification of the original financial liability, and whether the resulting new agreement constituted a partial disposal of mining interest at New Afton.
Additionally, the Company applied judgement in determining the value of the disposed assets at New Afton which considered cash and non-cash consideration recognized in the transaction, the gain on the extinguishment of the financial instrument, and the carrying value of New Afton's mining interest at the valuation date.
8 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

3. Expenses
(a) Operating expenses by nature

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2024	2023	2024	2023
OPERATING EXPENSES BY NATURE
Raw materials and consumables	41.7	41.9	85.0	90.5
Salaries and employee benefits	42.0	37.7	87.2	72.9
Contractors	19.2	24.0	44.1	49.1
Repairs and maintenance	16.0	17.7	33.8	32.5
General and administrative	8.0	3.2	14.9	11.1
Leases	2.2	1.0	5.5	1.9
Royalties	1.7	1.9	4.2	4.2
Drilling and analytical	0.8	2.8	1.8	3.7
Ore purchase costs	0.4	1.8	1.1	5.6
Other	2.3	3.0	3.4	6.2
Total production expenses	134.3	135.0	281.0	277.7
Less: Production expenses capitalized	(35.6)	(26.5)	(67.2)	(47.8)
Add/Less: Change in inventories (Note 7)	10.8	(3.6)	2.5	(7.8)
Total operating expenses	109.5	104.9	216.3	222.1

(b) Finance income and costs

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2024	2023	2024	2023
FINANCE INCOME
Interest income	1.8	1.9	3.9	3.7
FINANCE COSTS
Interest on senior unsecured notes	7.6	7.5	15.0	14.9
Accretion	1.2	1.1	2.4	2.3
Other finance costs	2.0	1.4	3.7	3.0
Total finance costs	10.8	10.0	21.1	20.2
Less: amounts included in cost of qualifying assets	(8.5)	(6.6)	(16.2)	(12.5)
Total finance costs	2.3	3.4	4.9	7.7

9 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

(c) Other (losses) and gains

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2024	2023	2024	2023
OTHER (LOSSES) AND GAINS
Gain (loss) on foreign exchange	0.8	(3.5)	4.8	(2.9)
(Loss) gain on disposal of assets	(0.6)	0.3	(1.2)	(0.3)
Gain (loss) on revaluation of investments	0.4	(1.5)	0.9	(2.8)
Unrealized loss on revaluation of non-current derivative financial liabilities (Note 10)	(41.1)	(12.9)	(99.0)	(60.4)
Gain on extinguishment of New Afton free cash flow interest obligation (Note 10)	42.3	—	42.3	—
(Loss) gain on foreign exchange derivative	(1.3)	2.9	(3.9)	2.5
(Loss) gain on fuel hedge swap contracts	(0.1)	0.4	1.0	(0.3)
Flow through share premium	0.7	—	0.7	—
Other	(1.6)	—	(1.2)	(0.1)
Total other gains (losses)	(0.5)	(14.3)	(55.6)	(64.3)
4. Trade and other receivables

	As at June 30	As at December 31
(in millions of U.S. dollars)	2024	2023
TRADE AND OTHER RECEIVABLES
Trade receivables	10.3	10.2
Sales tax receivable	4.0	5.8
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 12)	1.2	(0.3)
Other	1.1	0.6
Total trade and other receivables	16.6	16.3
5. Investments

	As at June 30	As at December 31
(in millions of U.S. dollars)	2024	2023
MARKETABLE EQUITY SECURITIES
Equity securities	8.0	7.1
Total investments	8.0	7.1

10 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

6. Trade and other payables

	As at June 30	As at December 31
(in millions of U.S. dollars)	2024	2023
TRADE AND OTHER PAYABLES
Trade payables	36.9	61.5
Interest payable	14.1	14.1
Accruals	64.0	73.1
New Afton free cash flow interest other liabilities (Note 10)	20.0	—
New Afton free cash flow interest obligation (Note 10)	42.6	42.7
Current portion of reclamation and closure cost obligations (Note 13)	0.8	0.8
Current portion of Rainy River gold stream obligation (Note 10)	41.0	33.1
Current portion of derivative liabilities (Note 12)	0.8	1.1
Current portion of lease liabilities (Note 11)	1.1	2.6
Total trade and other payables	221.3	229.0
7. Inventories

	As at June 30	As at December 31
(in millions of U.S. dollars)	2024	2023
INVENTORIES
Stockpile ore	27.3	34.1
Work-in-process	14.6	5.3
Finished goods(1)	13.8	16.8
Supplies	74.2	70.5
Total current inventories	129.9	126.7
Less: non-current inventories	(16.6)	—
Total inventories(2)	113.3	126.7
1.The amount of inventories recognized in operating expenses for the three and six months ended June 30, 2024 was $106.3 million and $209.3 million (2023 - $101.5 million and $215.0 million).
2.During the three-months ended March 31, 2024, the Company recognized a net realizable value write-up adjustment due to increased gold prices. The Company recognized $14.6 million to low-grade stockpile inventory at Rainy River ($2.2 million in current inventories), of which $7.7 million was included in operating expenses and $6.9 million was included in depreciation.

11 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

8. Mining interests

Mining Properties
	Depletable	Non-depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2022	1,906.3	237.9	1,530.3	89.1	3,763.6
Additions	45.0	147.9	17.1	100.2	310.2
Disposals	—	—	(9.0)	—	(9.0)
Transfers(1)	49.9	(18.6)	45.5	(76.8)	—
As at December 31, 2023	2,001.2	367.2	1,583.9	112.5	4,064.8
Additions	27.0	78.6	2.2	32.5	140.3
Disposals	—	—	(6.2)	—	(6.2)
Transfers(2)	50.4	—	23.8	(74.2)	—
Disposal of mineral property interest (3)	(324.2)	(110.2)	(173.9)	—	(608.3)
As at June 30, 2024	1,754.4	335.6	1,429.8	70.8	3,590.6
ACCUMULATED DEPRECIATION
As at December 31, 2022	1,108.9	—	790.8	—	1,899.7
Depreciation for the year	137.2	—	108.8	—	246.0
Disposals	—	—	(8.1)	—	(8.1)
As at December 31, 2023	1,246.1	—	891.5	—	2,137.6
Depreciation for the period	83.6	—	55.3	—	138.9
Disposals	—	—	(4.7)	—	(4.7)
Disposal of mineral property interest (3)	(233.4)		(102.7)		(336.1)
As at June 30, 2024	1,096.3	—	839.4	—	1,935.7
CARRYING AMOUNT
As at December 31, 2023	755.1	367.2	692.4	112.5	1,927.2
As at June 30, 2024	658.1	335.6	590.4	70.8	1,654.9
1.In 2023, non-depletable transfers consisted of $18.6 million from the Rainy River Intrepid zone.
2.In 2024, $38.5 million in depletable transfers related to the Rainy River tailings dam raise.
3.In May 2024, the Company entered into an Amending Agreement with Ontario Teachers which was determined to be a partial disposal of mineral property of $272.2 million. Refer to note 10 for further detail.

Carrying amount by property as at June 30, 2024

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	269.6	307.8	197.0	17.9	792.3
Rainy River	388.5	26.7	390.4	52.9	858.5
Other(1)	—	1.1	3.0	—	4.1
Carrying amount	658.1	335.6	590.4	70.8	1,654.9
1.Other includes corporate balances.
12 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

Carrying amount by property as at December 31, 2023

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	373.5	359.9	275.2	23.7	1,032.3
Rainy River	381.6	6.2	413.8	88.8	890.4
Other(1)	—	1.1	3.4	—	4.5
Carrying amount	755.1	367.2	692.4	112.5	1,927.2
1.Other includes corporate balances.
9. Long-term debt
Long-term debt consists of the following:

	As at June 30	As at December 31
(in millions of U.S. dollars)	2024	2023
LONG-TERM DEBT
Senior unsecured notes - due July 15, 2027 (a)	396.5	396.0
Credit facility (b)	100.0	—
Total long-term debt	496.5	396.0
(a) Senior Unsecured Notes - due July 15, 2027
As at June 30, 2024, the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.
The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, and certain corporate actions. There are no maintenance covenants.
The 2027 Unsecured Notes are redeemable by the Company in whole or in part during the 12-month period beginning on July 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2027 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
July 15, 2023	103.75
July 15, 2024	101.88
July 15, 2025 and thereafter	100.00

13 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

(b) Credit Facility
The Company holds a revolving credit facility (the "Credit Facility") with a maturity date of December 2026 and a borrowing limit of $400.0 million.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests, all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

Significant financial covenants are as follows:

		Twelve months ended June 30	Twelve months ended December 31
Financial Covenant		2024	2023
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0:1.0	8.8 : 1	8.1 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5:1.0	1.6 : 1	1.4 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0:1.0	0.4 : 1	0.1 : 1
The interest margin on drawings under the Credit Facility ranges from 1.25% to 3.75% over term-adjusted SOFR, the Prime Rate or the Base Rate based on the Company’s Leverage Ratio, and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 2.50% over term-adjusted SOFR as at June 30, 2024 (December 31, 2023 – 2.50% over term-adjusted SOFR). The standby fees on undrawn amounts under the Credit Facility range from 0.51% to 0.84% over SOFR, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.56% over SOFR as at June 30, 2024 (December 31, 2023 – 0.56% over SOFR).
For the six months ended June 30, 2024, the Company has drawn $100.0 million under the Credit Facility to fund the payment under the Amending Agreement with Ontario Teachers' Pension Plan. The Credit Facility has been used to issue letters of credit amounting to $23.8 million (December 31, 2023 - $26.7 million). Letters of credit relate to reclamation bonds and other financial assurances required with various government agencies.

14 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

10. Non-current derivative financial liabilities
The following is a summary of the change in non-current derivative financial liabilities:

(in millions of U.S. dollars)	Rainy River	New Afton	Total
CHANGE IN NON-CURRENT DERIVATIVE FINANCIAL LIABILITIES
Balance, December 31, 2022	174.7	378.9	553.6
Settlements during the period	(29.8)	—	(29.8)
Fair value adjustments related to changes in the Company’s own credit risk(1)	25.2	86.1	111.3
Other fair value adjustments(2)	29.8	78.4	108.2
Balance, December 31, 2023	199.9	543.4	743.3
Less: current portion	(33.1)	(42.7)	(75.7)
Non-current portion of derivative financial liabilities	166.8	500.7	667.6
Balance, December 31, 2023	199.9	543.4	743.3
Settlements during the period(3)	(13.6)	—	(13.6)
Fair value adjustments related to changes in the Company’s own credit risk(1)	3.3	12.2	15.5
Other fair value adjustments(2)	20.0	79.0	99.0
Extinguishment of New Afton free cash flow interest obligation(4)	—	(634.6)	(634.6)
Balance, June 30, 2024	209.6	—	209.6
Less: current portion(5)	(41.0)	—	(41.0)
Non-current portion of derivative financial liabilities	168.6	—	168.6
1.Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.Other fair value adjustments are included in Other Losses in the condensed interim consolidated income statements.
3.Settlements during the period are on an accrual basis. During the six months ended June 30, 2024, the Company paid $14.8 million in cash towards settlements of the Rainy River gold stream obligation
4.In May 2024, the Company entered into an amending agreement with the original financial instrument determined to be extinguished as of May 31, 2024. See below for further detail.
5.The current portion of the derivative financial liabilities is included in trade and other payables on the statement of financial position. For New Afton, this includes the minimum cash guarantee, see below.

Rainy River gold stream obligation
In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter.
In addition to the upfront $175.0 million deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40 year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.
The Company has designated the Rainy River gold stream obligation as FVTPL under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at
15 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

each reporting period with changes in fair value reflected in the condensed interim consolidated income statements and condensed interim consolidated statements of comprehensive income.
Fair value adjustments represent the net effect on the Rainy River gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date.
New Afton free cash flow interest obligation
In 2020, New Gold entered into a strategic partnership ("Original Agreement") with Ontario Teachers’ Pension Plan (“Ontario Teachers”). Under the terms of the Original Agreement, Ontario Teachers acquired a 46% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. The Original Agreement was determined to be a financial liability that the Company designated as FVTPL under the scope of IFRS 9. Fair value of the Original Agreement on initial recognition was determined by the amount of the cash received. Subsequent fair value was calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company's own credit risk are recorded in the consolidated statement of comprehensive income, as required by IFRS 9 for financial liabilities designated as FVTPL.
In May 2024, the Company entered into an amending agreement ("Amending Agreement") with Ontario Teachers to reduce the cash flow interest to 19.9% in exchange for a cash payment of $255.0 million. The Company determined that the Amending Agreement constituted a substantial modification of the Original Agreement which resulted in a derecognition of the FVTPL liability. Consideration for the disposal comprised of the $255.0 million cash payment, $2.5 million in transaction costs, the 19.9% free cash flow interest, and a contingent obligation of $20.0 million to Ontario Teachers should there be a change of control prior to January 2026.
The Company determined that the Amending Agreement constituted an executory contract and a partial disposal of the New Afton Mining Interest. The Amending Agreement did not include embedded derivatives, minimum cash flow guarantees, or any other clauses that would create a present obligation under IFRS 9. As a result of the extinguishment of the FVTPL liability, the Company recognized a $42.3 million gain on extinguishment.
In July 2024, the Company made a final payment of $42.6 million to Ontario Teachers as part of the minimum cash guarantee under the terms of the Original Agreement.

16 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

Summary of changes in the New Afton free cash flow interest obligation during the three months ended June 30, 2024:

(in millions of U.S. dollars)
Fair Value of Original Agreement on March 31, 2024	599.8
Unrealized loss on revaluation of liability	34.8
Fair value of Original Agreement on May 31, 2024	634.6
Cash consideration	(257.5)
Partial disposition of mining interest at New Afton	(272.2)
Original Agreement guaranteed minimum liability	(42.6)
Amending Agreement change of control liability	(20.0)
Gain on extinguishment	42.3
Components of the adjustment to fair value for the non-current derivative financial liabilities, including the New Afton free cash flow interest obligation prior to extinguishment, at each reporting date include:

Financial instrument	Components of the adjustment to fair value
Rainy River gold stream obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices

New Afton free cash flow interest obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices
•Change in production profile, operating and capital costs at New Afton, including     considerations to the minimum cash guarantee over the first four years of the instrument

11. Leases
(a) Right-of-use assets
The Company leases assets such as buildings, mobile equipment, and machinery. These assets are included in Mining Interests on the statement of financial position and are classified as plant & equipment as per Note 8 of the Company’s condensed interim consolidated financial statements.

	As at June 30	As at December 31
(in millions of U.S. dollars)	2024	2023
RIGHT-OF-USE ASSETS
Opening balance	17.9	21.4
Additions	—	4.3
Depreciation	(0.4)	(7.3)
Transfers(1)	(11.8)	—
Disposals	—	(0.5)
Total right-of-use-assets	5.7	17.9
1.Transfers of right-of-use assets (net of accumulated depreciation) from leased to owned.
17 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

(b) Lease liabilities
Please see below for a maturity analysis of the Company’s lease payments:

	As at June 30	As at December 31
(in millions of U.S. dollars)	2024	2023
MATURITY ANALYSIS FOR LEASES
Less than 1 year	1.1	2.6
Between 1 and 3 years	1.4	1.4
Between 3 and 5 years	1.3	1.3
More than 5 years	0.1	0.5
Total undiscounted lease payments(1)	3.9	5.8
Carrying value of lease liabilities	3.3	5.2
Less: current portion of lease liabilities(2)	(1.1)	(2.6)
Non-current portion of lease liabilities	2.2	2.6
1.Total undiscounted lease payments excludes leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.The current portion of the lease liabilities is included in trade and other payables on the statement of financial position.
For the three and six months ended June 30, 2024, the Company recognized $0.1 million and $0.2 million in interest expense on lease liabilities (2023 - $0.1 million and $0.2 million).
For the three and six months ended June 30, 2024, the Company expensed $2.5 million and $6.3 million related to leases that are classified as short term (2023 - $0.5 million and $1.0 million).
12. Derivative instruments

	As at June 30	As at December 31
(in millions of U.S. dollars)	2024	2023
DERIVATIVE ASSETS (LIABILITIES)
Foreign exchange forward contracts(1)	(0.7)	3.2
Fuel hedge swap contracts(2)	(0.1)	(1.1)
Unsettled provisionally priced concentrate derivatives, and swap contracts(3)	1.2	(0.3)
1.In 2024, foreign exchange forward contracts are included within trade and other payables in the statement of financial position. In 2023, foreign exchange forward contracts are included within prepaid expenses and other in the statement of financial position.
2.Fuel hedge swap contracts are included within trade and other payables in the statement of financial position.
3.Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a)    Provisionally priced contracts
The Company had provisionally priced sales for which price finalization is outstanding at June 30, 2024. Realized and unrealized gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.
The following tables summarize the realized and unrealized gains and losses on provisionally priced sales:
18 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

	Three months ended June 30, 2024			Six months ended June 30, 2024
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	3.5	5.9	9.4	4.5	5.9	10.4
Unrealized	(1.6)	(1.3)	(2.9)	0.2	(0.6)	(0.4)
Total gain	1.9	4.6	6.5	4.7	5.3	10.0

	Three months ended June 30, 2023			Six months ended June 30, 2023
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	0.5	(1.1)	(0.6)	1.4	2.2	3.6
Unrealized	(0.8)	(1.6)	(2.4)	(0.1)	(0.6)	(0.6)
Total (loss) gain	(0.3)	(2.7)	(3.0)	1.3	1.6	3.0
The following tables summarize the realized and unrealized gains and losses on gold and copper swap contracts:

	Three months ended June 30, 2024			Six months ended June 30, 2024
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	(3.2)	(5.5)	(8.7)	(3.3)	(5.4)	(8.7)
Unrealized	2.2	2.9	5.1	0.1	1.5	1.6
Total loss	(1.0)	(2.6)	(3.6)	(3.2)	(3.9)	(7.1)

	Three months ended June 30, 2023			Six months ended June 30, 2023
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	(0.8)	1.7	0.9	(1.5)	(1.5)	(3.0)
Unrealized	1.4	1.2	2.6	0.4	1.0	1.4
Total gain (loss)	0.6	2.9	3.5	(1.1)	(0.5)	(1.6)
The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at June 30	As at December 31
	2024	2023
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	0.7	—
Copper pounds (millions)	0.5	—
(b) Foreign exchange forward contracts
The Company entered into foreign exchange forward contracts in order to hedge operating costs at the New Afton and Rainy River mines. These contracts are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statement of financial position with
19 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.

The Company entered into foreign exchange forward contracts hedging an average of C$45.0 million per month for the third quarter of 2024, and C$15.0 million per month for the fourth quarter of 2024. As at June 30, 2024, the fair value of the unrealized foreign exchange forward contract liabilities was $0.7 million (December 31, 2023 - $3.2 million forward contract assets).
(c) Diesel fuel hedge swap contracts
The Company entered into diesel fuel hedge swap contracts for the Rainy River Mine in order to reduce exposure to volatile fuel prices. These contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.

The Company hedged an average of 0.7 million gallons per month for the third quarter of 2024 and 0.3 million gallons per month for the fourth quarter of 2024. As at June 30, 2024, the fair value of the unrealized fuel hedge swap contract liabilities were $0.1 million (December 31, 2023 - $0.4 million).
13. Reclamation and closure cost obligations
Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	Rainy River	New Afton	Cerro San Pedro	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2022	87.6	32.3	1.3	121.2
Reclamation expenditures	(0.5)	—	(1.9)	(2.4)
Unwinding of discount	2.7	0.9	—	3.6
Revisions to expected cash flows	(0.8)	(0.8)	0.8	(0.8)
Foreign exchange movement	2.0	0.7	(0.1)	2.6
Balance – December 31, 2023	91.0	33.1	0.1	124.2
Less: current portion of closure costs (Note 6)	(0.8)	—	—	(0.8)
Non-current portion of closure costs	90.2	33.1	0.1	123.4
Balance – December 31, 2023	91.0	33.1	0.1	124.2
Reclamation expenditures	(0.1)	—	(0.1)	(0.2)
Unwinding of discount	1.4	0.5	—	1.9
Revisions to expected cash flows	(2.5)	(0.9)	—	(3.4)
Foreign exchange movement	(3.1)	(1.1)	—	(4.2)
Balance – June 30, 2024	86.7	31.6	—	118.3
Less: current portion of closure costs (Note 6)	(0.7)	(0.1)	—	(0.8)
Non-current portion of closure costs	86.0	31.5	—	117.5

20 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

14. Share capital
At June 30, 2024, the Company had an unlimited number of authorized common shares, of which 790.5 million common shares were issued and outstanding.
(a) No par value common shares issued

	Number of shares	Value of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2022	682,277	3,157.1
Issuance of common shares under First Nations agreements	181	0.1
Issuance of flow through shares	1,642	2.3
Exercise of options and vested performance share units	2,906	4.0
Balance at December 31, 2023	687,006	3,163.5
Issuance of common shares(1)	100,395	164.6
Issuance of common shares under First Nations agreements	2,400	3.9
Exercise of options and vested performance share units	735	1.5
Balance at June 30, 2024	790,536	3,333.5
1.In May 2024, the Company completed an equity issuance of 100,395,000 common shares at a price of $1.72 per common share for gross proceeds of $172.7 million. Transaction costs amounted to $8.1 million and have been netted against the gross proceeds of the equity issuance.

(b) Share-based payment expenses
The following table summarizes share-based payment expenses:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2024	2023	2024	2023
SHARE-BASED PAYMENT EXPENSES(1)
Stock option expense	—	—	0.1	0.2
Performance share unit expense	0.4	0.3	0.6	0.6
Restricted share unit expense	2.2	1.1	3.6	1.4
Deferred share unit expense	1.9	0.7	1.9	0.7
Shares issued under First Nations agreements	—	—	0.2	—
Total share-based payment expenses	4.5	2.1	6.4	2.9
1.     For the three and six months ended June 30, 2024, $1.0 million and $2.1 million of share-based expenses were recognized in operating expenses (2023 – $0.6 million and $1.0 million).

21 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

Stock options
The following table presents changes in the Company’s stock option plan:

	Number of options	Weighted average exercise price
	(000s)	C$/share
CHANGES TO THE COMPANY'S STOCK OPTION PLAN
Balance at December 31, 2022	4,851	1.59
Exercised	(2,401)	1.20
Forfeited	(158)	2.02
Expired	(562)	2.09
Balance at December 31, 2023	1,730	1.93
Exercised	(541)	1.85
Forfeited	(307)	2.03
Expired	(30)	1.81
Balance at June 30, 2024	852	1.95

Gain (loss) per share
The following table sets out the calculation of loss per share:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
CALCULATION OF LOSS PER SHARE
Net gain (loss)	53.1	(2.6)	9.6	(34.4)
Basic weighted average number of shares outstanding (in millions)	738.6	683.2	714.2	682.7
Dilution of securities:
Stock options, deferred share units, performance share units	6.3	—	6.2	—
Diluted weighted average number of shares outstanding (in millions)	744.9	683.2	720.4	682.7
Net gain (loss) per share:
Basic	0.07	(0.00)	0.01	(0.05)
Diluted	0.07	(0.00)	0.01	(0.05)
The following table lists the equity securities excluded from the calculation of diluted earnings (loss) per share. All stock options, deferred share units, and performance share units are excluded from the calculation when the Company is in a net loss position.
22 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

	Three months ended June 30		Six months ended June 30
(in millions of units)	2024	2023	2024	2023
EQUITY SECURITIES EXCLUDED FROM THE CALCULATION OF DILUTED EARNINGS (LOSS) PER SHARE
Stock options, deferred share units, performance share units	—	3.1	—	3.1

15. Income and mining taxes
The following table outlines the composition of income tax expense between current tax and deferred tax:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2024	2023	2024	2023
CURRENT INCOME AND MINING TAX (RECOVERY) EXPENSE
Canada	0.5	0.8	1.0	1.3
	0.5	0.8	1.0	1.3
DEFERRED INCOME AND MINING TAX (RECOVERY) EXPENSE
Canada(1)	(30.6)	—	(28.1)	(0.2)
	(30.6)	—	(28.1)	(0.2)
Total income tax (recovery) expense	(30.1)	0.8	(27.1)	1.1
1.     In May 2024 the Company recognized a deferred income tax recovery of $35.1 million related to the New Afton free cash flow interest Amending Agreement, refer to Note 10 for further detail.
16. Supplemental cash flow information
Supplemental cash flow information (included within operating activities) is as follows:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2024	2023	2024	2023
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	(2.4)	(2.7)	1.0	(3.3)
Inventories	7.6	(7.5)	5.0	(12.4)
Prepaid expenses and other	3.4	1.3	4.0	1.0
Trade and other payables	1.4	0.1	(17.8)	(9.2)
Total change in non-cash operating working capital	10.0	(8.8)	(7.8)	(23.9)
23 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2024	2023	2024	2023
OTHER NON-CASH ADJUSTMENTS
Loss (gain) on revaluation of foreign exchange forward contracts and fuel hedge swap contracts	0.4	(3.5)	2.9	(2.2)
Unrealized gain on concentrate contracts	(2.0)	(0.3)	(0.9)	(0.7)
Equity settled share-based payment expense	0.1	0.2	0.3	0.5
(Gain) loss on disposal of assets and extinguishment of New Afton free cash flow obligation	(41.7)	(0.3)	(41.1)	0.3
Unrealized loss on revaluation of non-current derivative financial instruments	41.1	12.9	99.0	60.4
Loss on revaluation of CSP’s reclamation and closure cost obligation	—	0.1	—	0.1
Inventory net realizable value write-up (Note 7)	0.4	0.7	(6.3)	0.1
(Gain) loss on revaluation of investments	(0.4)	1.5	(0.9)	2.8
Total other non-cash adjustments	(2.1)	11.3	53.0	61.3

17. Segmented information
(a) Segment revenues and results
The Company manages its reportable segments by operating mines. Income (loss) from operations of reportable operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended June 30, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	115.7	40.9	—	156.6
Copper revenues	—	56.6	—	56.6
Silver revenues	4.0	1.0	—	5.0
Total revenues(1)	119.7	98.5	—	218.2
Operating expenses	64.9	44.6	—	109.5
Depreciation and depletion	49.4	20.4	—	69.8
Revenue less cost of goods sold	5.4	33.5	—	38.9
Corporate administration	—	—	5.4	5.4
Share-based payment expenses	—	—	3.5	3.5
Exploration and business development	2.8	2.8	0.4	6.0
Income (loss) from operations	2.6	30.7	(9.3)	24.0
Finance income				1.8
Finance costs				(2.3)
Other income				(0.5)
Income before taxes				23.0
1.Corporate includes corporate balances and Cerro San Pedro.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended June 30, 2024.

24 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

Three months ended June 30, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	117.0	27.6	—	144.6
Copper revenues	—	36.4	—	36.4
Silver revenues	2.8	0.6	—	3.4
Total revenues(1)	119.8	64.6	—	184.4
Operating expenses	67.8	37.1	—	104.9
Depreciation and depletion	39.1	15.2	—	54.3
Revenue less cost of goods sold	12.9	12.3	—	25.2
Corporate administration	—	—	6.5	6.5
Share-based payment expenses	—	—	1.5	1.5
Exploration and business development	—	2.9	0.3	3.2
Income (loss) from operations	12.9	9.4	(8.3)	14.0
Finance income				1.9
Finance costs				(3.4)
Other losses				(14.3)
Loss before taxes				(1.8)
1.Corporate includes corporate balances and Cerro San Pedro.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended June 30, 2023.

Six months ended June 30, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	226.4	74.7	—	301.1
Copper revenues	—	100.5	—	100.5
Silver revenues	7.0	1.7	—	8.7
Total revenues(2)	233.4	176.9	—	410.3
Operating expenses	129.8	86.5	—	216.3
Depreciation and depletion	91.5	41.0	—	132.5
Revenue less cost of goods sold	12.1	49.4	—	61.5
Corporate administration	—	—	11.2	11.2
Share-based payment expenses	—	—	4.3	4.3
Exploration and business development(3)	2.9	6.2	(2.2)	6.9
Income (loss) from operations	9.2	43.2	(13.3)	39.1
Finance income				3.9
Finance costs				(4.9)
Other income				(55.6)
Income before taxes				(17.5)
1.Corporate includes corporate balances and Cerro San Pedro.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the six months ended June 30, 2024.
3.Exploration and business development includes BC Exploration tax credits of $3.2 million received in the six months ended June 30, 2024.

25 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

26 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

Six months ended June 30, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	252.3	54.9	—	307.2
Copper revenues	—	72.2	—	72.2
Silver revenues	5.5	1.1	—	6.6
Total revenues(2)	257.8	128.2	—	386.0
Operating expenses	142.2	79.9	—	222.1
Depreciation and depletion	78.7	30.7	—	109.4
Revenue less cost of goods sold	36.9	17.6	—	54.5
Corporate administration	—	—	12.1	12.1
Share-based payment expenses	—	—	1.9	1.9
Exploration and business development	0.1	5.0	0.4	5.5
Income (loss) from operations	36.8	12.6	(14.4)	35.0
Finance income				3.7
Finance costs				(7.7)
Other losses				(64.3)
Loss before taxes				(33.3)
1.Corporate includes corporate balances and Cerro San Pedro.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the six months ended June 30, 2023.
(b) Segmented assets and liabilities
The following table presents the segmented assets and liabilities:

		Total assets		Total liabilities	Capital expenditures(1)
	As at June 30	As at December 31	As at June 30	As at December 31	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2024	2023	2024	2023	2024	2023	2024	2023
SEGMENTED ASSETS AND LIABILITIES
Rainy River	990.3	1,015.4	346.8	357.1	39.8	36.1	69.4	64.1
New Afton	865.5	1,101.1	180.4	708.0	32.4	35.5	63.9	70.5
Corporate(2)	153.2	169.5	529.0	431.7	—	—	—	0.1
Total segmented assets, liabilities and capital expenditures	2,009.0	2,286.0	1,056.2	1,496.8	72.2	71.6	133.3	134.7
1.Capital expenditures per condensed interim consolidated statements of cash flows.
2.Corporate includes corporate balances and Cerro San Pedro.

27 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

18. Fair value measurement
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimate of the current market value at a given point in time.
The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from, or corroborated by, observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2, and 3 during the six months ended June 30, 2024 or the year ended December 31, 2023. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.
Valuation methodology for Level 1 financial assets and liabilities:
Investments
The fair value of the investments are measured based on the closing share price on the reporting date.
Valuation methodologies for Level 2 and 3 financial assets and liabilities:
Provisionally priced contracts and gold and copper swap contracts
The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of the London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.
Foreign exchange forward contracts
The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.
Fuel hedge swap contracts
The fair value of the fuel hedge swap contracts is calculated using the mark-to-market forward prices of diesel, based on the applicable settlement dates of the outstanding swap contracts.
Rainy River gold stream obligation
The fair value of the Rainy River gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2027 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine projections.
28 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

New Afton free cash flow interest obligation
The fair value of the New Afton free cash flow interest obligation was calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2027 Senior Unsecured Notes, and expected production, operating and capital costs from New Afton’s life of mine projections, including considerations to the minimum cash guarantee over the first four years of the instrument.
The following table summarizes the Company’s financial assets and liabilities by category, and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at June 30, 2024		As at December 31, 2023
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		184.4		185.5
Trade and other receivables(1)	Financial assets at amortized cost		15.4		16.6
Provisionally priced contracts	Financial instruments at FVTPL	2	(0.4)	2	0.6
Gold and copper swap contracts	Financial instruments at FVTPL	2	1.6	2	(0.9)
Foreign exchange forward contracts	Financial instruments at FVTPL	2	—	2	3.2
Investments	Financial instruments at FVTPL	1	8.0	1	7.1
FINANCIAL LIABILITIES
Trade and other payables(2)	Financial liabilities at amortized cost		137.3		154.2
Long-term debt	Financial liabilities at amortized cost		496.5		396.0
Foreign exchange forward contracts	Financial instruments at FVTPL	2	0.7	2	—
Fuel hedge swap contracts	Financial instruments at FVTPL	2	0.1	2	1.1
Rainy River gold stream obligation	Financial instruments at FVTPL	3	209.6	3	199.9
New Afton free cash flow interest obligation	Financial instruments at FVTPL	3	—	3	543.4
1.Trade and other receivables exclude provisionally priced contracts, and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portions of reclamation and closure cost obligations, the Rainy River gold stream obligation, the New Afton free cash flow interest obligation, and current derivative liabilities.

29 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

The carrying values and fair values of the Company’s financial instruments are as follows:

As at June 30, 2024			As at December 31, 2023
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	184.4	184.4	185.5	185.5
Trade and other receivables(1)	15.4	15.4	16.6	16.6
Provisionally priced contracts	(0.4)	(0.4)	0.6	0.6
Gold and copper swap contracts	1.6	1.6	(0.9)	(0.9)
Foreign exchange forward contracts	—	—	3.2	3.2
Investments	8.0	8.0	7.1	7.1
FINANCIAL LIABILITIES
Trade and other payables(2)	137.3	137.3	154.2	154.2
Long-term debt	496.5	504.0	396.0	406.0
Rainy River gold stream obligation	209.6	209.6	199.9	199.9
New Afton free cash flow interest obligation	—	—	543.4	543.4
Foreign exchange forward contracts	0.7	0.7	—	—
Fuel hedge swap contracts	0.1	0.1	1.1	1.1
1.Trade and other receivables exclude provisionally priced contracts, and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portions of reclamation and closure cost obligations, the Rainy River gold stream obligation, the New Afton free cash flow interest obligation, and current derivative liabilities.
19. Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At June 30, 2024, these commitments totaled $91.1 million, which are expected to become due over the next 12 months. This compares to commitments of $96.7 million as at December 31, 2023. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.